BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08001672

RECEIVED
2008 APR -3 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 1, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

SUPPL

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated March 28, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Joyce Ip / Mark Herz

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Encl.

603712-v1\HKGDMS\HKGMRH

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on March 28, 2008:

1. Overseas Regulatory Announcement – Resolutions of the 26th Meeting of Fourth Session of the Board of Directors, released on March 25, 2008.
2. Overseas Regulatory Announcement – Resolutions of the 13th Meeting of the 4th Session of the Supervisory Committee, released on March 25, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS OF THE26TH MEETING OF FOURTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 26th meeting (the "Meeting") of the 4th session of the board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") was held on 25 March 2008 at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC. The meeting was presided over by Mr. Cao Peixi, the chairman of the Board. The 12 directors of the Company attended either in person or by proxy, of which Mr. Zhu Chongli and Mr. Chen Bin appointed Ms. Wang Yingli and Mr. Peng Yuxing respectively to attend the meeting on their behalf. The meeting was convened in compliance with the relevant laws, regulations and the relevant provisions of the articles of association of the Company, and was lawful and valid. Mr. Feng Lanshui, chairman of Supervisory Committee, Mr. Li Changxu and Ms. Zheng Feixue, supervisors of the Company, attended the meeting. The following resolutions were considered and unanimously approved at the meeting:

I. Report of General Manager was considered and approved.

II. Development Report of the Company was considered and approved.

III. 2007 Work Report of the Audit Committee under the Board was heard. The Company's Financial Report for 2007 which was prepared under the International Financial Reporting Standards and the PRC Accounting Standards respectively for the year ended 31 December 2007 was considered and approved , and was agreed to be presented for approval at the 2007 annual general meeting.

IV. Proposal to seek authorization by the Board in connection with loans from financial institutions

including banks was considered and approved, and the General Manager or Chief Accountant was authorised to execute the relevant loan agreement, loan application, note financing agreement, documents and information including opening bank accounts, annual review of loan account card from time to time subject to the approved annual financial report, the production and operation needs and progress of infrastructure projects, and to determine the amount, maturity and interest of loans. The authorization is valid for a term beginning from the date of approval to the conclusion of the 2008 Board meeting.

V. The profit distribution plan for 2007 was considered and passed, and was agreed to be presented for approval at the annual general meeting of 2007. It was agreed:

1. to transfer 10% of its profits to the statutory public reserve, amounting to RMB92,819,000;

2. to recommend the declaration of a final dividend of RMB0.062 per share with a total amount of RMB373,307,220 in 2007.

It was agreed to present this resolution for consideration and approval by way of ordinary resolution at the 2007 annual general meeting of the Company.

VI. The Self-evaluation Report on the Company's 2007 internal control prepared by the Board was considered and approved.

VII. The Company's Corporate Governance Report for 2007 was considered and approved, and was agreed to be included in the Company's 2007 annual report.

VIII. Resolution on the Report of Board of Directors prepared in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the Listing Rules of the Shanghai Stock Exchange ("Shanghai Listing Rules") and relevant stipulations for disclosure in annual report respectively was considered and passed, and was agreed to be presented for consideration and approval by way of ordinary resolution at the 2007 annual general meeting of the Company.

IX. The 2007 results announcement and 2007 annual report prepared in accordance with the Hong Kong Listing Rules were considered and approved, and the Managing Director was authorised to make amendment at his discretion and publish timely in accordance with relevant stipulations of the Hong Kong Listing Rules.

X. The 2007 annual report and its summary prepared in accordance with the Shanghai Listing Rules and resolution in relation to adjustments to relevant items in Balance Sheet as at the beginning of 2007 which were disclosed earlier were considered and approved, and the Managing Director was authorised to make amendment at his discretion and publish timely in accordance with relevant stipulations of the Shanghai Listing Rules. It was agreed to, during the

implementation of the new Accounting Standards, make adjustments to the relevant items and their amounts in the Balance Sheet as at the beginning of 2007 which was disclosed earlier, according to the newest provisions issued by the Ministry of Finance and the China Securities Regulatory Commission ("CSRC").

XI. Special statement on the funds appropriated for non-operating purpose and other connected capital transactions for 2007 was considered and approved, and was agreed to be reported to the CSRC and the Shanghai Stock Exchange.

XII. Resolution on five representation letters of the management, in respect of international financial statements, PRC financial statements, the funds appropriated for non-operating purpose and other connected capital transactions , annual results announcement and continuing connected transactions was considered and approved, and two directors of the Company were authorised to sign the representation letters of the management.

XIII. Resolution on the appointment of auditors for 2008 was considered and passed , and the Board agreed to continue to retain KPMG and KPMG Huazhen as the Company's international and domestic auditors for 2008 respectively and to present the resolution for approval at the 2007 annual general meeting of the Company. It was proposed in this resolution that the Board be authorized by the general meeting to determine their remunerations.

All independent directors approved the resolution and issued their letter of opinion.

XIV. The Duty Report of Independent Directors for 2007 was considered and passed, and was agreed to be presented for consideration and approval by way of ordinary resolution at the 2007 annual general meeting of the Company.

XV. The 2007 Work Report of the Remuneration Committee under the Board was heard. Proposal in relation to Working Requirements of Annual Report for Independent Directors and Work Procedures of Annual Report for Audit Committee was considered and approved, meaning the approval for Working Requirements of Annual Report for Independent Directors and Work Procedures of Annual Report for Audit Committee. The Managing Director was authorised to make amendment at his discretion in accordance with relevant regulatory requirement.

XVI. Resolution in relation to issue of short-term debentures was considered and approved, and was agreed to present to the 2007 annual general meeting for approval. It was agreed:

1. to put forth to the 2007 annual general meeting to approve the authorization to the Company to issue short-term debentures with principal balance not exceeding RMB5.5 billion in separate tranches, and the authorization shall commence from the date of granting of the approval at the 2007 annual general meeting and will expire at the conclusion of the 2008

annual general meeting;

2. to authorize any one of the executive directors or the chief accountant to handle matters in relation to the short-term debentures application and issuance of short term debentures including the determination of time, interest rate, plan and use of proceeds, and execute the documents and agreements required for application and issuance including the underwriting agreement and the offering prospectus.

It was agreed to present this resolution for consideration and approval by way of special resolution at the 2007 annual general meeting of the Company.

XVII. Resolution on exercising the general mandate by the Board to allot, issue and deal with additional shares in the share capital of the Company was considered and approved.

(I) Subject to the following conditions, propose the Company's shareholders to grant the Board of the Company an unconditional and general authorization to separately or concurrently allot, issue and deal with additional domestic shares ("A shares") and/or overseas listed foreign shares ("H shares") during the Relevant Period (as hereinafter defined) and to make or grant offers, agreements or options for such matters:

1. The general mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which may require the exercise of such power after the end of the Relevant Period.

2. The numbers of A shares and/or H shares to be issued or allotted as approved by the Board or issued or allotted as agreed conditionally or unconditionally by the Board shall not exceeding 20% of their respective outstanding issued shares; and

3. The Board will only exercise its power under the general mandate in compliance with the Company Law of the People's Republic of China and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd., or all applicable laws, regulations and rules of any other government or regulatory authorities (as revised from time to time) and only if approvals from the CSRC and/or other relevant PRC government authorities are obtained.

(II) For the purposes of this resolution,

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

1. the conclusion of the next annual general meeting following the passing of this resolution at the general meeting; or

2. the expiration of 12 months following the passing of this resolution at the general meeting;

3. the passing of a special resolution by the shareholders of the Company in general meeting revoking or varying the authorization given to the Board by this resolution.

(III) Subject to the separate or simultaneous issuance of shares under paragraph (I) of this resolution, the Board resolved to propose the Company's shareholders to authorize the Board: to increase the Company's registered capital to reflect shares issued under the paragraph 1 of this resolution; to make amendments as appropriate and necessary to the articles of association to reflect the increase in the Company's registered capital; and to take other necessary actions and deal with other necessary procedures for the separate or simultaneous issuance of shares under paragraph (I) of this resolution and the increase in Company's registered capital.

It was agreed to present this resolution for consideration and approval by way of special resolution at the 2007 annual general meeting of the Company.

If the abovementioned resolution is passed, the issuance of A shares by Company under the general mandate is still subject to the relevant PRC laws and approval of the general meeting.

XVIII.Resolution for Connected Transaction in relation to engaging Huadian Coal Industry Group Company Limited ("Huadian Coal") to provide fuel procurement management service and paying service fee to it was considered and approved , and the following matters were agreed: the Company will engage Huadian Coal to provide procurement management service, in respect of which the Company and its subsidiaries are to pay an amount not exceeding RMB56,000,000 to Huadian Coal in 2008; the Company will enter into Coal Procurement Service Contract with Huadian Coal, for which the general manager of the Company was authorised to sign the contract and to disclose information pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, and complete other necessary processes and procedures.

After reviewing the Coal Procurement Service Contract on a careful basis, all independent directors agreed the Company to sign the contract and reached the following unanimous opinions:

1. The connected directors of the Company abstained from voting, the voting procedures adopted at the Board meeting were in compliance with the relevant laws and regulations, rules and the articles of association of the Company;

2. The agreement (if carried out) is entered into on normal commercial terms, which are fair

to the Company and shareholders as a whole.

If carried out and performed, such transaction will constitute a connected transaction of the Company under relevant supervisory regulations. However, the contract has not been signed and its terms are subject to final confirmation. Should a formal contract in respect of this transaction be signed, the Company will perform its duties in obedience to the Hong Kong Listing Rules and the Shanghai Listing Rules.

XIX. Resolution for the establishment of Tianjin Branch by the Company was considered and approved. It was approved that the Company would establish Huadian Power International Corporation Limited Tianjin Branch. The general manager or his authorized persons was authorized to take necessary actions and get through necessary processes and procedures as required by relevant laws and regulations to accomplish such establishment.

XX. Resolution in relation to provision of loan guarantee for some subsidiaries including Huadian Suzhou Biomass Energy Power Company Limited ("Suzhou Biomass Energy Company") by the Company was considered and approved. It was approved that the Company would provide guarantee for RMB250 million of project loan in favour of Suzhou Biomass Energy Company based on the Company's 78% shareholdings, and provide full guarantee for a loan of RMB200,000,000 in favour of Huadian Ningxia Ningdong Wind Power Company Limited, with the term of guarantee subject to bank's approval for such loans, and the general manager or financial controller of the Company was authorised to execute the relevant guarantee agreements and documents. The aforesaid guarantees, together with the provision of guarantee for technical assistant loan of RMB100,000,000 in favour of Sichuan Luding Hydropower Company Limited, shall be presented to the general meeting by way of ordinary resolution for consideration and approval.

Should a formal contract in respect of this transaction be signed, the Company will perform its duties in obedience to the Hong Kong Listing Rules and the Shanghai Listing Rules.

XXI. Resolution in relation to amendments to articles of association of the Company was considered and approved. It was agreed to amend the existing articles of association and its appendix i.e. the Code on Shareholders' Meetings. The Board agreed to present the resolution for consideration and approval by way of special resolution at the 2007 annual general meeting of the Company and propose at the 2007 annual general meeting to authorise an executive director to make amendments at his discretion in accordance with requirements of relevant authorities and supervisory bodies.

XXII. Self-inspection List of the Company during the ongoing guidance period was considered and approved. It was agreed to submit the Self-inspection List to CSRC and Shanghai

Stock Exchange.

XXIII. The resolution in relation to re-election of board of directors was considered and approved. It was agreed that 12 persons including Mr. Cao Peixi, Mr. Chen Feihu, Mr. Meng Fanli, Mr. Chen Jianhua, Ms Wang Yingli, Mr. Chen Bin, Mr. Chu Yu, Mr. Zhong Tonglin, Mr. Zhao Jinghua, Mr. Ding Huiping, Mr. Wang Chuanshun and Mr. Hu Yuanmu will be candidates for the 5th doard of directors of the Company. Such resolution will be presented at the 2007 annual general meeting by ordinary resolution for consideration and approval. It was agreed to propose at the 2007 annual general meeting to authorise the board to determine the remuneration for independent directors.

Among the nominated candidates, Mr. Meng Fanli and Mr. Chu Yu were nominated for the first time, whose biographies are set out as follows:

Mr. Meng Fanli, Chinese, born in August 1965, a professor and PhD, is currently serving as vice Chairman and General Manager of Shandong Luxin Investment Holdings Group Co., Ltd., and Chairman of Shandong International Trust Corporation. Mr. Meng graduated from Nankai University, having 21-year experience in accounting education, operation management and securities financing. He had also served as deputy head and head of Accounting Department of Shandong Finance Institute; Deputy Head of Financial Department of Shandong Province; vice Chairman and General Manager of Shandong Luxin Investment Holdings Group Co., Ltd., as well as Chairman of Shandong International Trust Corporation.

Mr. Chu Yu, Chinese, born in August 1963, an engineer, is currently serving as deputy head (in charge) of Financial Management Department of China Huadian. Mr. Chu graduated from Shanghai University of Electric Power, having 23-year experience in electricity management. He started his career in Yangzhou Power Plant of Jiangsu province in 1985 and served as technician, deputy head and head of chemical workshop; In addition, he had also served as Deputy General Manager and General Manager of Yangzhou Power Generation Co., Ltd., head of Production Department of China Huadian Jiangsu Branch, deputy head of Marketing Department and deputy head of Financial Management Departement of China Huadian Corporation.

For the biographical details of other candidates for directors, please refer to the domestic 2007 annual report.

All independent directors approved the resolution of re-election of board of directors and issued their letter of opinion.

XXIV. Resolution in relation to the convening of annual general meeting was considered and approved , and Secretary to the Board was authorized to despatch a notice of 2007 annual general meeting to shareholders on a timely basis.

By order of the Board

Huadian Power International Corporation Limited*

Zhou Lianqing

Secretary to the Board

As at the date hereof, the Board comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC

25 March 2008

* For identification purpose only

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS OF THE 13TH MEETING OF THE 4TH SESSION OF THE SUPERVISORY COMMITTEE

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 13th meeting of the 4th session of the Supervisory Committee of Huadian Power International Corporation Limited* (the "Company") was concluded on 25 March 2008 at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC. Three supervisors of the Company attended the meeting and the meeting was lawful and valid. The following resolutions were unanimously passed at the meeting:

1. Supervisory Committee Report for 2007 was considered and approved, and was agreed to be presented for approval at the annual general meeting of 2007.

2. Report of the Final Financial Statements for 2007 which was prepared under the International Financial Reporting Standards and the PRC Accounting Standards respectively for the year ended 31 December 2007 was considered and approved, and was agreed to be presented for approval at the annual general meeting of 2007.

worked as the project manager of the Funds and Consolidated Finance Department, operation manager of the Management of Funds and Loan Department, deputy manager and manager of the Funds and Finance Department and manager of the Department of Construction Funds Management in Shandong International Trust Corporation. He has many years of experience in the industries of funds, investment and financing and securities.

Mr. Peng Xingyu, Chinese, born in February 1962, is a senior accountant with a master's degree and is currently a director of the Company and chief auditor of China Huadian Corporation. He is also the chairman of Huangshi Power Generation Co., Ltd, chairman of Huaxin Insurance Valuation Co. Ltd. Mr. Peng graduated from Wuhan University and commenced to work in 1981. He has 26 years' experience in the industries of electric power generation, operation and capital management. Mr Peng had worked at Huazhong Electric Power Management Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company and China Huadian Corporation.

Bibliographical details of Ms. Zheng Feixue are set out in the PRC annual report for 2007 of the Company.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises: *Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).*

Beijing, PRC
25 March 2008

**For identification purpose only*

END